              Petroleum Development Corporation

October 10, 2007

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:      Rockies Region 2006 Limited Partnership
            Registration Statement on Form 10
            Filed August 29, 2007
            File No. 000-52787

Dear Mr. Schwall:

            Pursuant to our phone conversation with Laura Nicholson on October 9, 2007, this letter is to inform you that we will be unable to respond to the staff's September 27, 2007, comment letter within the 10 business days as requested.

           We will file our response to the staff's comment letter and Form 10/A, to include, among other revisions, audited financial statements through September 30, 2007, on or before November 20, 2007.

            If you have any questions regarding the above, please do not hesitate to contact me or Cindy Dalton at (304) 842-3597.

Respectfully,

 /s/ Darwin L. Stump
Darwin L. Stump
Chief Accounting Officer

cc:    Karl Hiller, Accounting Branch Chief, Securities and Exchange Commission
         Laura Nicholson, Securities and Exchange Commission
         John R. Null, Schneider Downs & Co., Inc.
         Laurence S. Lese, Esq., Duane Morris LLP

CORPORATE OFFICE:	DENVER OFFICE:	EVANS OFFICE:
Petroleum Development Corporation 120 Genesis Blvd. • P.O. Box 26 Bridgeport, WV 26330 304-842-3597	Petroleum Development Corporation 1775 Sherman Street, Suite 3000 Denver, CO 80203 303-860-5800	Petroleum Development Corporation 3801 Carson Avenue Evans, CO 80620 970-506-9272